JANE BELL AM APPOINTED CHAIR OF MESOBLAST AUDIT AND RISK COMMITTEE Melbourne, Australia; September 26 and New York, USA; September 25, 2023: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, today announced that independent Director Jane Bell AM has been appointed Chair of the Mesoblast Board Audit and Risk Committee. Ms Bell joined the Board in August 2022, and is a banking and finance lawyer with 30 years of corporate finance expertise focussing on international investment transactions in the United States, Canada, Australia and the United Kingdom, including funds management, mergers, acquisitions, and divestments. The Board thanked retiring Director and Chair of Audit and Risk Committee Mr Michael Spooner for his many years of dedicated service and contributions, and wished him well in his future endeavours. Commenting on her appointment as Chair of the Audit and Risk Committee, Ms Bell said “My major focus will be to oversee and support management’s ongoing implementation of the Company’s cost containment and cash preservation initiatives. As outlined by Chief Executive Silviu Itescu very recently, the Company is targeting a 23% reduction (US$15 million) in annual net operating cash for FY2024 and a 40% annualized reduction in payroll by February 2024 which includes base salaries, short-term incentive payments and contractor fees. As important will be my focus on supporting the Chief Executive and management in the parallel pursuit of corporate initiatives to strengthen the balance sheet of the Company, including royalty monetization and strategic partnerships.” Ms Bell is currently Chair of the Audit and Risk Committee of publicly-listed biotechnology company Amplia Therapeutics, and serves as Chair of the Audit Committee and Deputy Chair of Monash Health, Australia’s largest and most diverse public health service delivering more than 3.46 million episodes of care across an extensive network of hospitals, rehabilitation, aged care, community health and mental health facilities. From 2014 until 2021 she was a director of U Ethical, Australia’s first ethical funds manager with over $1.2B of funds under management, and a member of both its Audit and Investment Committees. She has been a former Chair of Melbourne Health as well as of Advisory Groups for the Royal Australian and New Zealand College of Obstetricians and Melbourne Genomics Health Alliance, and has been a director of Hudson Institute of Medical Research and Chair of its Intellectual Property and Commercialization Committee. Ms Bell holds a Master of Laws from King’s College (London), Bachelor of Laws University of Melbourne, and Bachelor of Economics Monash University. In 2023 Ms Bell was appointed a Member of the Order of Australia (AM) for her significant service to governance in the medical research, healthcare and not-for-profit sectors. About Mesoblast Mesoblast (the Company) is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The Company has leveraged its proprietary mesenchymal lineage cell therapy technology platform to establish a broad portfolio of late- stage product candidates which respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process. Mesoblast has a strong and extensive global intellectual property portfolio with protection extending through to at least 2041 in all major markets. The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide. Mesoblast is developing product candidates for distinct indications based on its remestemcel-L and rexlemestrocel-L allogeneic stromal cell technology platforms. Remestemcel-L is being developed for inflammatory diseases in children and adults including steroid refractory acute graft versus host disease, biologic-resistant inflammatory bowel disease, and acute respiratory distress syndrome. Rexlemestrocel-L is in development for advanced chronic heart failure and chronic low back pain. Two products have been commercialized in Japan and Europe by Mesoblast’s licensees, and the Company has established commercial partnerships in Europe and China for certain Phase 3 assets. Exhibit 99.1

Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast Forward-Looking Statements This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. Release authorized by the Chief Executive. For more information, please contact: Corporate Communications / Investors Media Paul Hughes BlueDot Media T: +61 3 9639 6036 Steve Dabkowski E: investors@mesoblast.com T: +61 419 880 486 E: steve@bluedot.net.au